# Tullett Prebon Financial Services LLC

(SEC I.D. No. 8-43487)

## Statement of Financial Condition As of December 31, 2020, and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43487 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tullett Prebon Financial Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 6th floor
(No. and Street)

| New York | NY | 10285 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero — (201) -232-7381
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 30 Rockefeller Plaza | New York | NY | 10112 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tullett Prebon Financial Services LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50115800
My Commission Expires 11/1/2024

Signature

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this day of February 26, 2021

Gina Marrocco-Gabelman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Tullett Prebon Financial Services LLC
## Index
## December 31, 2020

**Page(s)**

Deloitte.

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Member of Tullett Prebon Financial Services LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2003.

# Tullett Prebon Financial Services LLC
## Statement of Financial Condition
## December 31, 2020

*(dollars in thousands)*

| | |
|---|---|
| **Assets** | |
| Cash | $42,160 |
| Cash segregated under federal regulations | 4,687 |
| Deposits with clearing organizations (cash of $6,907, and U.S. Treasury bills with a fair value of $11,494) | 18,401 |
| Securities owned | 582 |
| Trading memberships | 983 |
| Receivables from brokers or dealers and clearing organizations | 4,480 |
| Accounts receivable , net of allowance for expected credit loss of $952 | 23,007 |
| Receivable from affiliates | 713 |
| Goodwill | 10,361 |
| Prepaid expenses & other assets | 8,198 |
| **Total assets** | **$113,572** |
| **Liabilities and Member's Equity** | |
| **Liabilities** | |
| Accrued personnel costs | $ 14,944 |
| Payable to affiliates | 8,377 |
| Payables to brokers or dealers and clearing organizations | 3,427 |
| Accounts payable and accrued liabilities | 2,160 |
| Payables to customers | 175 |
| Securities sold, not yet purchased | 582 |
| **Total liabilities** | **29,665** |
| Member's equity | 83,907 |
| **Total Liabilities and Member's Equity** | **$113,572** |

The accompanying notes are an integral part of this statement of financial condition.

*(dollars in thousands)*

**1. Organization**

Tullett Prebon Financial Services LLC (the “Company”) is a Delaware limited liability company. The Company’s sole Member is TP ICAP Americas Holdings Inc. (“TPIAHI”). TPIAHI is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc, as such TP ICAP plc is the ultimate parent of the Company.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company is also registered as a non-clearing Independent Introducing Broker (“IB”) with the Commodities Futures Trading Commission (“CFTC”), and is a member of the National Futures Association (“NFA”).

The Company is headquartered in New Jersey and operates primarily in the interdealer market in U.S. government securities, U.S. agency securities, mortgage backed securities, municipal bonds, equity securities, corporate bonds, and other financial instruments. The Company is also a broker of commodities and futures contracts. The Company self clears transactions in certain products, and has also entered into fully disclosed clearing agreements with third parties to clear certain products.

Brokerage capacities

The Company may act in the capacity of “matched principal”, “exchange give-up” and/or “name passing”.

When acting in the capacity of “matched principal”, the Company acts as a “middleman” or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades.

When acting in the “exchange give-up” capacity, the Company facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client’s clearing member through the clearing services at the exchange clearing house.

When acting in the “name passing” capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

The Company routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver versus payment and receive versus payment (“DVP/RVP”) basis.

The Company self-clears certain fixed income transactions on a DVP/RVP basis.

*(dollars in thousands)*

Fees/commissions

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In “matched principal” market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In “exchange give-up” and “name-passing” market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a “matched principal” capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the “spread” on the trade in addition to any markup or markdown it charges.

Unmatched principal transactions

The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Pandemic

During the first quarter of 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a pandemic, which continues to spread throughout the world. In late March, the Company activated its Business Continuity Planning strategies to safeguard the wellbeing of its employees, the continuation of its operations and the support of its clients. Currently the Company continues to operate with a majority of its employees teleworking from home and for those employees continuing to work in offices, the requirement to respect social distancing standards. This new way of working has resulted in the Company being able to operate as usual without disruption to business continuity.

The COVID-19 outbreak has resulted in governments around the world putting restrictions in place regarding the movement of people, leading to widespread disruption and significant market volatility. As of the date of this report, there are no indicators of significant impairment to the Company’s financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect this matter to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

*(dollars in thousands)*

## 2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2020.

Use of estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant estimates include goodwill, realizability of deferred tax assets and related allowance, and allowance for receivables. Actual results could differ from those estimates.

Revenue recognition

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions

The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions

The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue are recognized on trade date, as that is when performance obligations are satisfied. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

*(dollars in thousands)*

Data sales

The Company earns data sales revenues from providing trading information to financial institutions. Data sales revenue is recognized upon usage or availability of data. The Company's performance obligation related to these sales does not go beyond providing data to its customers. Data sales revenues are generally recognized over the period that the related service is provided. The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and conversely when the customer is billed in advance or payment precedes the Company's service obligation, deferred revenue is recorded until the Company's performance obligations are satisfied. The Company did not have any deferred revenue as of December 31, 2020.

Cash

Cash at December 31, 2020 includes $42,160 of cash held in demand deposit accounts by three major financial institutions. Additionally, at December 31, 2020, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at three major financial institutions.

Cash segregated under federal regulations

Cash in the amount of $4,687 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The segregated cash held in the special reserve bank account for the exclusive benefit of customers exceeded the requirement pursuant to SEC Rule 15c3-3.

Trading memberships

The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost of $983.

The Company is required to hold these shares and trading membership in order to maintain its trading membership privileges. The Company performed an annual impairment review and determined that there was no impairment of the shares or trading membership seat.

Securities transactions

Securities owned are recorded at fair value. Security transactions and the related revenue and expenses are recorded on a trade date basis. Securities owned primarily consist of US Government, corporate obligations and equities. Customers' securities transactions are recorded on a trade date basis and commission income is recorded on a trade date basis.

*(dollars in thousands)*

Goodwill

Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future earnings using various valuation techniques. The Company uses its best judgement and information available to it at the time to perform this review. Upon completing its annual review, the Company concluded that there was no impairment to goodwill as of December 31, 2020.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-on bonuses and forgivable loans which are amortized over the life of the employment contracts.

Receivable from and payable to customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

Commissions receivable

Commissions receivable represents balances owed to the Company for facilitating brokerage transactions on behalf of counterparties.

Expected credit loss allowance for commissions receivable

The Company recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2020, there was an expected credit loss allowance of $952.

## 3. Income Taxes

The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI. In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2019-12 Income Taxes - Topic 740 - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This ASU was issued as part of the FASB's simplification initiative aimed at reducing overall complexity in accounting standards while maintaining or improving the usefulness of information provided to users of the financial statement. ASU 2019-12 clarifies that an entity such as a single member limited liability company which is not

*(dollars in thousands)*

subject to tax and disregarded by the tax authority is not required to include in their separate statement of financial condition amounts of consolidated and deferred taxes.

The Company elected to early adopt this ASU with an effective date of January 1, 2020. The early adoption was retrospectively applied and resulted in the reversal of all tax activity for the current year and the reversal of opening current and deferred tax asset and liability balances. Additionally, the Company has presented the reversal of January 1, 2020, opening current and deferred tax asset and liability balances as an adjustment to opening equity.

## 4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to two business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

| | Receivable | | Payable |
|---|---|---|---|
| Fail-to-deliver | 2,160 | Fail-to-receive | 2,150 |
| Receivable from clearing brokers and clearing organizations | 1,747 | Payble to clearing brokers and clearning organizations | 532 |
| Other | 573 | Other | 745 |
| | $ 4,480 | | $ 3,427 |

## 5. Commitments and Contingencies

The Company has access to a 270,000 GBP revolving credit facility through TP ICAP plc. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Company and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by TP ICAP plc and sent to the Company to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on December 19, 2023. Additionally, the Company has direct access to a $75,000 overdraft facility with a major financial institution.

As of December 31, 2020, the Company had not drawn down on the revolving credit facility.

As a member of the Mortgage Backed Securities Division (“MBSD”) of the Fixed Income Clearing Corp (“FICC”), the Company participates in the Capped Contingency Liquidity Facility (“CCLF”). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC’s membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2020, the Company’s commitment to the CCLF was $13,900 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

*(dollars in thousands)*

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

**6. Net Capital Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2020, the Company had net capital of $42,951, which exceeded the minimum requirement of $250 by $42,701.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The CFTC Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2020, the Company had net capital of $42,951 which was $42,701 in excess of the minimum net capital requirements of the Act.

**7. Employee Benefits**

The Company participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Company matches a portion of all eligible employee contributions not to exceed a certain limit.

**8. Phantom Award Plan**

On June 1, 2020, the TP ICAP Board of Directors approved, and management adopted the Broker Equity Phantom Award Plan ("the Plan"). Under the Plan, phantom shares ("Deferral Awards") may be awarded, each of which represents a contractual right to receive an amount in cash equal to the fair market value of a share of TP ICAP plc common stock on the settlement date.

The Plan covers incentive contract payments ("ICP's) related to broker renewal contracts or new contracts for brokers hired after June 1, 2020. Additionally, the Plan covers regular broker bonus or commission payments ("bonuses") for contract renewals or new brokers hired on or after September 1, 2020.

*(dollars in thousands)*

Deferral Awards under the Plan vest over three years in equal tranches. If termination occurs due to disability, long term health issues, redundancy, mutual agreement or contract expiry, all Deferral Awards will be retained and will vest on the date specified in the award certificate. Termination due to cause or misconduct will result in vested and unvested awards to be forfeited. The Plan does however provide the Board of Directors with discretionary authority to modify and/or accelerate the vesting of Deferral Awards.

Deferral Awards are granted on a quarterly basis and payment dates occur shortly after vesting period ends. The fair value of the Deferral Awards is determined based on the five-day volume weighted average price ("VWAP") of the TP ICAP plc share price up to and including the grant date of the Deferral Award.

A summary of the changes in the number of outstanding Deferral Awards during the year ended December 31, 2020, for the Plan is provided below.

| | Deferral Award shares | Weighted-Average Grant Date fair value |
|---|---|---|
| Number of Deferral Awards outstanding at December 31, 2019 | 0 | $0 |
| Deferral Awards granted in 2020 | 10,947 | 3.277 |
| Deferral Awards - vested | 0 | 0 |
| Deferral Awards - forfeited | 0 | 0 |
| Number of Deferral Awards outstanding at December 31, 2020 | 10,947 | 3.277 |

As of December 31, 2020, there were no cash payments made related to the plan.

## 9. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2020.

*(dollars in thousands)*

**Financial Instruments Measured at Fair Value**

At December 31, 2020 the Company's cash of $42,160 is held in demand deposit accounts and therefore considered a Level 1 asset. The Company's financial instruments measured at fair value consist of U.S. Treasury bills and are classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury bills is based on quoted market prices in active markets.

The Company's securities owned, are typically shares of common stock and high grade corporate bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Company's securities sold, but not yet purchased at fair value, are typically shares of common stock and high grade corporate bonds, which are quoted on a national securities exchange are classified as Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2020, the Company did not have any transfers between levels or Level 3 activity.

The table below presents the fair value of the Company's financial instruments which are carried at fair value:
.

| | December 31, 2020 | | | |
|---|---|---|---|---|
| Assets: | Level 1 | Level 2 | Level 3 | Total |
| Deposits with clearing organizations (U.S. Treasury bills) | $ 11,494 | - | - | $ 11,494 |
| Securities owned | 582 | - | - | 582 |
| | $ 12,076 | - | - | $ 12,076 |
| Liabilities: | Level 1 | Level 2 | Level 3 | Total |
| Securities sold, not yet purchased | $ 582 | - | - | $ 582 |
| | $ 582 | - | - | $ 582 |

**Financial Instruments Not Measured at Fair Value**

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

*(dollars in thousands)*

| | December 31, 2020 | | | |
|---|---|---|---|---|
| Assets: | Level 1 | Level 2 | Level 3 | Total |
| Deposits with clearing organizations (cash) | $ - | $ 6,907 | - | $ 6,907 |
| Receivables from brokers or dealers and clearing organizations | - | 4,480 | - | 4,480 |
| Accounts receivable | - | 23,007 | - | 23,007 |
| Trading memberships | - | 983 | - | 983 |
| | $ - | $ 35,377 | $ - | $ 35,377 |
| Liabilities: | | | | |
| Payables to brokers or dealers and clearing organizations | $ - | $ 3,427 | - | $ 3,427 |
| Payables to customers | - | 175 | - | 175 |
| | $ | $ 3,602 | $ | $ 3,602 |

## 10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction..

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2020, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

At December 31, 2020, the contractual amounts of purchase and sale transactions were $2,357,189 and $2,357,439 respectively, for purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time subsequent to the Company's fiscal year end. The net amount of these purchase and sale transactions is included in payable to brokers and dealers in the statement of financial condition.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

*(dollars in thousands)*

## 11. Transactions with Affiliates

The Company has service agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Company with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll and execution fees are incurred by the Company on behalf of its affiliates . Additionally, the agreements include payment for the collect ion of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2020.

| | Receivable from affiliates | Payable to affiliates |
|---|---|---|
| Tullett Prebon (Securities) Ltd | 125 | 0 |
| Atlas Physical Grains LLC | 0 | 0 |
| PVM Futures Inc. | 0 | 0 |
| Tullett Prebon Information Inc | 1 | 0 |
| ICAP Securities USA LLC | 30 | 0 |
| ICAP Corporates LLC | 554 | 0 |
| ICAP Energy LLC | 0 | 0 |
| Tullett Prebon (Australia) Pty Ltd | 3 | 0 |
| Tullett Prebon (Hong Kong) Ltd | 0 | 14 |
| Tullett Prebon (Europe) Ltd | 0 | 6 |
| TP ICAP Group Services Ltd | 0 | 60 |
| Tullett Prebon Americas Corp. | 0 | 940 |
| COEX Partners Inc | 0 | 233 |
| TP ICAP Americas Holdings Inc. | 0 | 6,936 |
| tpSEF Inc. | 0 | 160 |
| ICAP Information Services Inc | 0 | 23 |
| Exco Noonan Pension LLC | 0 | 5 |
| | $ 713 | $ 8,377 |

Amounts receivable from affiliates are non-interest bearing and due on demand.

The Company introduces its CD security transactions to its affiliate ICAP Corporates LLC for settlement on a fully disclosed basis.

## 12. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2021. There have been no subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosures as of December 31, 2020.